UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             AIRTRAN HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00949P108
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                                 (CUSIP Number)

                                December 20, 2006
--------------------------------------------------------------------------------
            (Date of Event which requires filing of this statement.)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.00949P108                   13G                       Page 2 of 5 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        61-1350302

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        COMMONWEALTH OF KENTUCKY

NUMBER OF                5.  SOLE VOTING POWER                       541,663
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                      49,915 (A)
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                  591,578
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     591,578

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   0.650%

12. TYPE OF REPORTING PERSON*

        IA

(A)  Certain clients have retained voting power on these shares.

Cusip No. 00949P108                 13G                        Page 3 of 5 Pages


Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:

                AIRTRAN HOLDINGS, INC.

   (b)  Address of Issuer's Principal Executive Offices:

                9955 AIRTRAN BOULEVARD
                ORLANDO, FL 32827

2. (a)  Name of Person Filing:

                VEREDUS ASSET MANAGEMENT, LLC
                (an Investment Advisor Registered under the
                 Investment Advisors Act of 1940)

   (b)  Address of Principal Business Office for Each of the Above:

                6060 DUTCHMANS LANE, SUITE 320
                LOUISVILLE, KY 40205

   (c)  Citizenship:

                US -- ORGANIZED IN THE COMMONWEALTH OF KENTUCKY

   (d)  Title of  Class of  Securities:

                COMMON STOCK

   (e)  CUSIP Number:

                00949P108

3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:

                (E) An investment adviser in accordance with
                    SS 240.13d-1(b)(1)(ii)(E);

4. Ownership:
   (a) Amount Beneficially Owned:                                    591,578
   (b) Percent of Class:                                               0.650%
   (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote              541,663
         (ii)  shared power to vote or to direct the vote             49,915 (A)
         (iii) sole power to dispose or to direct the
               disposition of                                        591,578
         (iv)  shared power to dispose or to direct the disposition of

5.  Ownership of Five Percent or Less of a Class:                       [X]

6.  Ownership of More than Five Percent on Behalf of Another Person:

7.  Subsidiary

(A) Certain clients have retained the voting power on these shares.

Cusip No. 00949P108                    13G                     Page 4 of 5 Pages


8.  Identification and Classification of Members of the Group:

9.  Notice of Dissolution of  Group:

10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        January 9, 2007
                                                    -----------------------
                                                             Date:

                                                       /s/ James Jenkins
                                                    -----------------------
                                                           Signature

                                                      Vice-President and
                                                    Chief Operating Officer
                                                    -----------------------
                                                          Name/Title

Cusip No.  00949P108                13G                       Page 5 of 5 Pages


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTERNATIONAL MISSATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)